January 27, 2020

Ms. Katherine Bagley	VIA EDGAR
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	Withdrawal of Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-235540) of Trxade Group, Inc. (the “Registrant”) dated January 24, 2020

Dear Ms. Bagley:

On January 24, 2020, Trxade Group, Inc. (the “Company”) requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 3:00 p.m. Eastern Time on January 27, 2020, or as soon thereafter as practicable. We hereby withdraw our request until further notice.

Please direct any comments or questions to our counsel, David M. Loev, of The Loev Law Firm, PC, at (832) 930-6432.

Sincerely,

/s/ Suren Ajjarapu
Suren Ajjarapu
Chief Executive Officer